UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission File Number 0-17506

A:	Full title of the plan:

UST INC.

EMPLOYEES’ SAVINGS PLAN

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UST INC.

100 West Putnam Avenue
Greenwich, Connecticut 06830

UST Inc.
Employees’ Savings Plan
Audited Financial Statements
and
Supplemental Schedules

Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

UST Inc.
Employees’ Savings Plan

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the UST Inc.
Employee Benefits Administration Committee,

We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees’ Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Stamford, CT

May 5, 2005

UST Inc.
Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets:
Investments	$247,146,622	$201,239,668

Receivables:
Participant contributions	381,682	364,815
Employer contributions	218,511	218,617

Total assets	247,746,815	201,823,100

Liabilities:
Due to trustee	14,120	14,312

Total liabilities	14,120	14,312

Net assets available for benefits	$247,732,695	$201,808,788

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003

Additions:
Investment income:
Net appreciation in fair value of investments:
Common stock of UST Inc.	$28,857,482	$6,755,963
Group trust funds	8,008,789	12,129,499
Interest and dividends	8,058,988	6,890,261

Investment income, net	44,925,259	25,775,723

Contributions:
Participants	10,734,721	10,443,354
Employer	5,857,042	5,749,695

	16,591,763	16,193,049

Total additions, net	61,517,022	41,968,772

Deductions:
Benefits paid to participants	15,480,181	11,958,182
Administrative expenses	112,934	167,665

Total deductions	15,593,115	12,125,847

Net increase in net assets available for benefits	45,923,907	29,842,925

Net assets available for benefits:
Beginning of year	201,808,788	171,965,863

End of year	$247,732,695	$201,808,788

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1.	Significant Accounting Policies

The financial statements of the UST Inc. Employees’ Savings Plan (the “Plan”) have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the financial statements of the Plan are appropriate; however, actual results may differ from these estimates.

Investment in common stock of UST Inc. (the “Company”) is stated at a fair value of $48.11 and $35.69 per share at December 31, 2004 and 2003, respectively. Group trust funds are also stated at fair value. The fair values of UST Inc. common stock and group trust funds are determined based on published market data. Participant loans are valued at their outstanding principal balances, which approximate fair value.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year.

2.	Description of Plan

The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (“EBAC”). Effective July 15, 2003, The Vanguard Fiduciary Trust Company (“Vanguard”) replaced American Express Trust Company (“American Express”) as the Plan’s trustee.

Employees are eligible to participate in the Plan as of the first day of the month following their date of hire, provided they are scheduled to work at least 1,000 hours in their first year of service, as defined by the Plan. Employees are not eligible to receive an allocation of Company matching contributions until the later of the first anniversary of their date of employment or the first date on which the employee becomes eligible to participate in the Plan.

The majority of Plan Participants are able to make an aggregate contribution to the Plan of 1 percent to 15 percent (in 1 percent increments) of base pay on a before-tax or after-tax basis, of which the first 6 percent is subject to a 100 percent matching contribution by the Company. The Company’s matching contribution for employees of Ste. Michelle Wine Estates (previously Stimson Lane), a wholly-owned subsidiary of UST Inc., is 50 percent of the first 6 percent of amounts contributed. Employees of the Company’s other participating subsidiaries are subject to other matching criteria, as defined in the Plan.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)

Years Ended December 31, 2004 and 2003

2.	Description of Plan (continued)

If a Participant leaves the Company before becoming fully vested in the Company’s matching contributions to the Plan, the Participant will forfeit the unvested portion of the Company’s matching contributions. Forfeitures, which totaled $59,911 and $66,325 in 2004 and 2003, respectively, are directed to the Vanguard Retirement Savings Trust Fund (which in 2003 was known as the Stable Value Fund) and are applied to reduce the Company’s matching contributions. At the discretion of the UST Inc. Board of Directors (the “Board”), additional matching contributions may be made by the Company. For the years ended December 31, 2004 and 2003, no additional discretionary contributions were made. Effective July 1, 2003, the Plan was amended to allow Participants who have completed three or more years of service an election to diversify the Company’s previously allocated and/or future matching contributions to any of the Plan’s investment options. Prior to the amendment, only Participants who were at least 50 years old and 100 percent vested could choose to direct the investment of the Company’s matching contributions to any of the Plan’s investment options. Company matching contributions for Participants who do not meet these requirements are invested in common stock of UST Inc. (the UST Common Stock Fund). Participant contributions are always 100 percent vested, while vesting of the Company’s contributions generally occurs over a period of five years at a rate of 20 percent for each year of service. Upon attainment of five years of service, all Company contributions are immediately vested. Participants also become 100 percent vested upon death or attainment of age 55.

The Plan includes a loan feature for Participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the Participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions. The maximum amount the Participant can borrow is the lesser of 50 percent of their vested interest in the Plan or $50,000, less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate received by Vanguard from Reuters on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a Participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately. Loans may be prepaid in full at any time.

Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are also paid by the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants’ account balances become 100 percent vested and they are entitled to the fair value of their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (“SPD”) for a more complete description of the Plan’s provisions. Copies of the SPD are available from the Company’s Employee Benefits Department.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)

Years Ended December 31, 2004 and 2003

3.	Participants’ Interests

A Participant’s interest in the Plan is based on “Units of Participation”, the value of which is calculated daily for each fund based on the aggregate fair value of the fund’s investments. A Participant obtaining a distribution from the Plan receives the fair value of his or her account. If a Participant leaves the Company before becoming fully vested in the Company’s matching contributions to the Plan, the Participant will forfeit the nonvested portion of the Company’s matching contributions. Under the provisions of the Plan, a Participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the Participant’s account in such other plan.

4.	Investments

Individual investments that represented 5 percent or more of the Plan’s net assets available for benefits at the respective financial statement dates were as follows:

	December 31
	2004		2003

UST Common Stock Fund, at fair value;
2004 – 8,111,927 units; 2003 – 9,483,479 units	$109,673,255	*	$95,783,142	*
Stable Value Fund; Collective Fund, at fair value;
2003 – 35,714,328 shares	—		35,714,328
Vanguard Retirement Savings Trust; Collective Fund,
at fair value; 2004 – 39,126,563 units	39,126,563		—
Vanguard 500 Index Fund; Equity Mutual Fund, at fair value;
2004 – 252,656 units; 2003 – 245,035 shares	28,206,531		25,157,792
Vanguard Explorer Fund; Equity Mutual Fund, at fair value;
2004 – 213,357 units; 2003 – 197,841 shares	15,910,058		12,982,316
Vanguard LifeStrategy Moderate Growth Fund; Growth Fund,
at fair value; 2004 – 711,805 units	12,748,428		—

* See Nonparticipant-Directed Investments footnote

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)

Years Ended December 31, 2004 and 2003

4.	Investments (continued)

In accordance with the Plan, Participants can direct their contributions to invest in one or more of the following: the UST Common Stock Fund, the Morgan Stanley Institutional Fund, the Vanguard 500 Index Fund, the Vanguard Capital Opportunity Fund, the Vanguard Explorer Fund, the Vanguard LifeStrategy Conservative Growth Fund, the Vanguard LifeStrategy Growth Fund, the Vanguard LifeStrategy Income Fund, the Vanguard LifeStrategy Moderate Growth Fund, the Vanguard PRIMECAP Fund, the Vanguard Total Bond Market Index Fund, the Vanguard Windsor II Fund and the Vanguard Retirement Savings Trust Fund (which in 2003 was known as the Stable Value Fund).

Prior to Vanguard replacing American Express as Plan trustee on July 15, 2003, Participants could direct their contributions to invest in one or more of the following: the Stable Value Fund, the American Express Trust Equity Index Fund II, the UST Common Stock Fund (which was comprised of investments in the American Express Trust Money Market Fund II and UST Inc. common stock), the American Express Trust Core Balanced Fund II, the MSIF Trust Small Capital Value Portfolio, the Pyramid International Equity Fund, the Massachusetts Investors Trust Fund, the INVESCO Growth Fund and the American Express Trust Bond Index Fund II. The Plan allows Participants who invest in more than one fund option to allocate their contributions in 1 percent increments per fund. In addition, the Plan permits Participants to change their existing account balances by transferring amounts from any one Participant-directed fund to any other such fund.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)

Years Ended December 31, 2004 and 2003

5.	Nonparticipant-Directed Investments

As indicated in the “Description of Plan” note to the Financial Statements, the UST Common Stock Fund includes nonparticipant-directed investments, which relate only to the Company’s matching contributions for those participants that have not yet completed three years of service and have not reached age 55. As such, amounts presented below include both the participant-directed and the nonparticipant-directed components of the fund’s investments and the effects of changes associated with both components of these investments. Information about the net assets and the significant components of the changes in net assets relating to the Plan’s nonparticipant-directed investments is as follows:

	December 31
	2004	2003

Net Assets, at Fair Value
UST Common Stock Fund	$109,673,255	$95,783,142

	Year ended December 31
	2004	2003

Changes in Net Assets
Employee and employer contributions	$5,784,588	$7,115,942
Interest and dividends	4,745,687	5,307,374
Net appreciation in fair value	28,857,482	6,755,963
Benefits paid directly to Participants	(5,514,409)	(4,504,387)
Administrative expenses	(49,695)	(102,413)
Transfers to Participant-directed investments	(19,933,540)	(15,874,608)

	$13,890,113	$(1,302,129)

At December 31, 2004 and 2003, the UST Common Stock Fund included 2.3 million and 2.7 million shares of UST Inc. common stock, respectively.

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since the effective date of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The necessary steps, if any, will be taken to maintain the Plan’s qualified status.

Supplemental Schedules

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2004

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Group Trust Funds:

UST Common Stock Fund (1)	8,111,927 units –
	Common Stock Fund (2)	$109,673,255

Morgan Stanley Institutional Fund	186,149 shares –
International Equity	International Equity Fund	3,881,199

Vanguard 500 Index Fund (1)	252,656 shares –
Investor Shares	Equity Mutual Fund	28,206,531

Vanguard Capital	238,287 shares –
Opportunity Fund (1)	Equity Mutual Fund	7,332,093

Vanguard Explorer Fund (1)	213,357 shares –
	Equity Mutual Fund	15,910,058

Vanguard LifeStrategy	159,850 shares –
Conservative Growth Fund (1)	Growth Fund	2,439,307

Vanguard LifeStrategy	187,172 shares –
Growth Fund (1)	Growth Fund	3,750,920

Vanguard LifeStrategy	170,324 shares –
Income Fund (1)	Income Fund	2,304,478

Vanguard LifeStrategy	711,805 shares –
Moderate Growth Fund (1)	Growth Fund	12,748,428

Vanguard PRIMECAP Fund (1)	97,356 shares –
	Equity Mutual Fund	6,065,281

Vanguard Total Bond Market	468,351 shares –
Index Fund (1)	Fixed Income Fund	4,809,966

(1)	Indicates party-in-interest to the Plan.

(2)	Cost $63,989,268

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (continued)
December 31, 2004

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Vanguard Windsor II Fund Investor Shares (1)	188,631 shares – Equity Mutual Fund	$ 5,796,620

Vanguard Retirement Savings Trust Fund (1)	39,126,563 units – Collective Fund	39,126,563

Total Group Trust Funds		$242,044,699

Participant Loans (1)	Varying interest rates and maturity dates	5,101,923

Total Investments		$247,146,622

(1)	Indicates party-in-interest to the Plan.

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(j) - Schedule of Reportable Transactions
Year Ended December 31, 2004

Identity of		Purchase	Selling		Net
Party Involved	Description of Assets	Price (1)	Price (1)	Cost of Asset	Gain

Category (iii) - A series of transactions in excess of 5 percent of Plan assets

UST Common Stock Fund (2) Common Stock Fund:

	1,230,177 units	$13,532,192	$—	$13,532,192	$—
	2,601,729 units	$—	$28,499,562	$19,319,569	$9,179,993

There were no Category (i), (ii), or (iv) reportable transactions.
“Lease Rental” and “Expenses Incurred with Transaction” columns were not applicable.

(1)	Purchase and selling prices are equal to current value at dates of acquisition and disposition, respectively.

(2)	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UST INC. EMPLOYEES’ SAVINGS PLAN
/s/ Richard A. Kohlberger
Richard A. Kohlberger
Chairman, UST Inc. Employee Benefits Administration Committee

Dated: May 5, 2005

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement (Form S-8 No. 2-72410) pertaining to the Employees’ Savings Plan of UST Inc. of our report dated May 5, 2005 with respect to the financial statements and schedules of the UST Inc. Employees’ Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

/s/ ERNST & YOUNG LLP

Stamford, Connecticut
May 5, 2005